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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

EMAK WORLDWIDE, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
294724 10 9
(CUSIP Number)
Donald A. Kurz
c/o Insight Creative Solutions, Inc.
6855 Santa Monica Boulevard
Hollywood, CA 90038
(323) 337-0321
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 18, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	294724 10 9	Page	2	of	3

1	NAMES OF REPORTING PERSONS: Donald A. Kurz

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,464,258 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,464,258 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,464,258 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.1%, based on 5,836,609 shares of Common Stock outstanding as of May 11, 2006, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	294724 10 9	Page	3	of	3
     This Amendment No. 6 (this “Amendment”) is being filed by Donald A. Kurz (“D. Kurz”) and amends the Schedule 13D filed by D. Kurz on April 6, 2000, as amended in: a filing by D. Kurz on August 21, 2001, a filing by D. Kurz on March 29, 2002, a filing by D. Kurz on November 1, 2005, a filing by D. Kurz and Mitchell H. Kurz (“M. Kurz”) on January 31, 2006, and a filing by D. Kurz and M. Kurz on April 13, 2006 (the “Schedule 13D”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.
     This Amendment is filed for the purpose of reporting changes in D. Kurz’s beneficial ownership of shares of Common Stock and the resulting reduction of his beneficial ownership by more than one percent of the outstanding shares of Common Stock of the Issuer.
     Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:
Item 5. Interest in Securities of the Issuer
(a) and (b)
     As of the date hereof, D. Kurz beneficially owns 1,464,258 shares of Common Stock, or approximately 25.1% of the Issuer’s outstanding Common Stock. (All percentages of Common Stock set forth in this Amendment are based on 5,836,609 shares of Common Stock outstanding as of May 11, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.) Of the foregoing shares of Common Stock beneficially owned by D. Kurz, 1,953 are held by the EMAK Worldwide, Inc. 401(K) Plan Trust.
(c)
     On April 19, 2006, D. Kurz sold 1,004 shares of Common Stock at $8.00 per share in an open market transaction. On April 21, 2006, D. Kurz sold 1,250 shares of Common Stock at $8.10 per share, 1,250 shares of Common Stock at $8.05 per share, 1,250 shares of Common Stock at $8.01 per share and 5,246 shares of Common Stock at $8.00 per share in open market transactions. On May 9, 2006, D. Kurz sold 106 shares of Common Stock at $7.32 per share in an open market transaction. On May 15, 2006, D. Kurz sold 398 shares of Common Stock at $7.00 per share and 100 shares of Common Stock at $8.05 per share in open market transactions.
     On May 18, 2006, options to acquire 187,500 shares of Common Stock held by D. Kurz expired unexercised.
     On June 26, 2006, D. Kurz gifted 32,680 shares of Common Stock in a charitable transaction at a value of $6.025 per share.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2006	/s/ Donald A. Kurz
DONALD A. KURZ